UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                                  WORKSTREAM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    981402209
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Clint D. Coghill
                       Coghill Capital Management, L.L.C.
                           1 N Wacker Dr. Ste. #4350
                               Chicago, IL 60606
                                  312-324-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               August 15, 2011
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

-------------------                                                  -----------
CUSIP NO. 981402209                     13D                          PAGE 2 OF 8
-------------------                                                  -----------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          CCM Master Qualified Fund, Ltd.*             98-0363044
          Coghill Capital Management, L.L.C.+*  36-4313801
          Clint D. Coghill+*
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[ ]
                                                                         (b)[x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

        CCM Master Qualified Fund, Ltd.* - Cayman Islands
        Coghill Capital Management, L.L.C.+* - Delaware, USA
        Clint D. Coghill+* - USA

--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER
                                     0

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 1,105,924 [a]
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    0
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     1,105,924 [a]

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,105,924 [a]
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CCM Master Qualified Fund, Ltd.* - CO
          Coghill Capital Management, L.L.C.+* - IA
          Clint D. Coghill+* - IN

-------------------                                                  -----------
CUSIP NO. 981402209                     13D                          PAGE 3 OF 8
-------------------                                                  -----------

                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of WORKSTREAM INC. (the "Issuer"). The address of the Issuer's principal offices is:

        485 N Keller Rd, Ste 500
        Maitland, FL 32751
        United States


Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:  CCM Master
Qualified Fund, Ltd.*, Coghill Capital Management, L.L.C.+*, and
Clint D. Coghill+*.

          (b) The address of principal business office is:
        1 N. Wacker Dr. Ste. #4350
        Chicago, IL 60606

          (c) Coghill Capital Management L.L.C.+*, is an investment adviser.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd.*, Coghill Capital Management, L.L.C.+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding
 (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd.*, Coghill Capital Management, L.L.C.+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Coghill Capital Management, L.L.C. is formed in Delaware, USA.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

The Reporting Persons originally made an investment in the Issuer in August 2007 using the working capital of CCM Master Qualified Fund, Ltd. This investment was subsequently exchanged for alternate securities on several occasions. The following summarizes the exchange and related transactions entered into by the Reporting Persons and the Issuer.

Original Investment:

The Reporting Persons originally invested $5 million in the Issuer on August 3, 2007 to acquire (i) 5 million Special Warrants convertible into 4,000,000 Shares of the Issuer at a conversion rate of $1.25 per share and (ii) additional Warrants to purchase 1,000,000 Shares at an exercise price of $1.40 per share, as further described in the Issuer's Form 8-K filed on August 9, 2007.

First Exchange:

On August 29, 2008, the Reporting Persons entered into an Exchange Agreement with respect to the Special Warrants pursuant to which, among other things, the Reporting Persons exchanged the Special Warrants for a Senior Secured Note in the original principal amount equal to the original purchase price of the Special Warrant (i.e. $5,000,000). In addition, the Reporting Persons exchanged the additional Warrants held by them for a new Warrant exercisable for the same number of Shares at an exercise price of $.25 per share. These transactions are further described in the Issuer's Form 8-K filed on September 5, 2008.

From August 2009 through October 2009 the Reporting Persons purchased additional Senior Secured Notes (in aggregate, $4.75 million in face value) and Warrants (950,000) from other investors in private transactions.

Second Exchange:

On December 11, 2009, the Reporting Persons entered into a second Exchange Agreement with the issuer with respect to the Senior Secured Note pursuant to which, among other things, that Senior Secured Note was exchanged for (i) a replacement Senior Secured Non-Convertible Note, (ii) a Senior Secured Convertible Note that was convertible into the Issuer's Shares at a conversion price of $.25, and (iii) a Senior Secured Convertible Note that was convertible into the Issuer's Shares at a conversion price of $.10. The aggregate principal amount of all of the Notes issued pursuant to the second Exchange Agreement was equal to the amount of principal and accrued interest outstanding under the Senior Secured Note that was exchanged. These transactions are further described in the Issuer's Form 8-K filed on December 17, 2009.

Third Exchange:

On August 13, 2010, the Reporting Persons entered into an Exchange and Share Purchase Agreement with the Issuer pursuant to which, among other things, the Reporting Persons exchanged their existing Senior Secured Non-Convertible Notes and Senior Secured Convertible Notes for a total of 357,942,380 Shares
(the "Exchange Shares"). In addition, the Reporting Persons also purchased from the Issuer 25,290,829 Shares (the "Purchased Share") for total cash consideration of $500,000, using working capital from CCM Master Qualified
Fund, Ltd.   These transactions are further described in the Issuer's Form 8-K filed on August 19, 2010.

Fourth Exchange:

On August 15, 2011, the Reporting Persons entered into a Securities Purchase Agreement with the Issuer pursuant to which, the Reporting Persons purchased 147,841 shares of the Issuer's Class A, Series B Convertible Preferred Shares (the "Series B Shares"). This transactions is further described in the Issuer's Form 8-K filed on August 17, 2011.

-------------------                                                  -----------
CUSIP NO. 981402209                     13D                          PAGE 4 OF 8
-------------------                                                  -----------

Item 4.   Purpose of Transaction.
          ----------------------

All Shares were acquired for investment purposes. The Reporting Persons now hold approximately 40% of the Issuers outstanding Shares as of the date of this filing. Additionally, and among other things, the Securities Purchase Agreement described in the Fourth Exchange above, provides that the Issuer will submit to a vote of its shareholders to provide the Reporting Persons with board nomination rights until such time as the Reporting Persons hold fewer than half the Series B Shares issued to it in the private placement. This board nomination right is further discussed in the Issuer's Form 8-K filed on August 17, 2011. Accordingly, the Reporting Persons intend to review their investment in the Issuer on a regular basis and anticipate having discussions with representatives of the Issuer from time to time regarding its business prospects and strategy. The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management and prospects. The Reporting Persons reserves the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors. Further the Reporting Persons reserve the right revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

Other than as expressly set forth above the Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D:


(a) acquire additional securities of the Issuer, or dispose of securities of the Issuer which the Reporting Persons hold,

(b) seek to cause the Issuer to enter into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,

(c) seek to cause the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

(d) seek changes in the present board of directors or management of the Issuer, including proposals to change the number or term of directors,

(e) seek material changes in the present capitalization or dividend policy of the Issuer,

(f) seek other material changes in the Issuer's business or corporate structure,

(g) seek changes in the Issuer's Articles of Incorporation and By-laws or take other actions which may impede the acquisition of control of the Issuer by any person,

(h) seek to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i) seek to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or

(j) take any action similar to any of those enumerated above, or any other action the Reporting Persons may determine to be in their interest.



Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) CCM Master Qualified Fund, Ltd.*, Coghill Capital Management,
L.L.C.+*, and Clint D. Coghill+* have beneficial ownership of 1,105,924 [a] shares (40%).

-------------------                                                  -----------
CUSIP NO. 981402209                     13D                          PAGE 5 OF 8
-------------------                                                  -----------


          (b) Number of Shares as to which CCM Master Qualified
Fund, Ltd.*, Coghill Capital Management, L.L.C.+*, and Clint D.
Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                      0 shares of Common Stock.

               (ii)   shared power to vote or to direct the vote:

                      1,105,924 [a] shares of Common Stock (40%).

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the disposition:

                      1,105,924 [a] shares of Common Stock (40%).

-------------------                                                  -----------
CUSIP NO. 981402209                     13D                          PAGE 6 OF 8
-------------------                                                  -----------

          (c) Transactions occurring during the past sixty days:

      August 15, 2011: Exchange of $443,521.74 (face value and accrued interest) of note payable from Issuer into 147,841 shares of Class A, Series B Convertible Preferred Shares of Issuer.

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

The Reporting Persons hold an aggregate of 4,688 Warrants [b] exercisable for the same number of Shares at an exercise price of $40 per share [c]. The Warrants expire on July 31, 2012 and are subject to restrictions on their exercise so long as the Reporting Persons beneficially own more than 9.99% of the Issuer's Shares. A copy of the form of Warrant is filed with the Issuer's Form 8-K filed on September 5, 2008.

Each Class A, Series B Convertible Preferred Share is convertible, at the option of the Reporting Person, at any time and from time to time, and without the payment of additional consideration by the Reporting Person, into one share of fully paid and nonassessable Common Shares. This convertible feature is further discussed in the Issuer's Form 8-K filed on August 17, 2011.

As noted in item 3 above, the Reporting Persons are party to a Third Amended And Restated Registration Rights Agreement pursuant to which the Issuer agreed to register for resale under the Securities Act of 1933, upon the request of a majority of the holders of registrable securities thereunder, including the Reporting Persons' Exchange Shares, Purchased Shares and the Shares issuable upon exercise of certain Warrants. In connection with the transaction described under Fourth Exchange (see Item 3), the Issuer agreed to cover the Series B Shares under the Third Amended and Restated Registration Rights Agreeement as well. A copy of the Third Amended and Restated Registration Rights Agreement is filed with the Issuer's Form 8-K filed on August 19, 2010.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

The Reporting Persons hereby incorporate by reference the Issuer's reports filed on Form 8-K dated August 9, 2007, September 5, 2008, December 17, 2009, August 19, 2010 and August 17, 2011, including the Exhibits thereto.

Explanation of Responses:
* The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

+* Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held

[a] Reporting Person's Form 13D dated August 23, 2010 indicated beneficial ownership of 383,233,209 shares of Issuer's common stock. In May 2011 the Issuer completed a reverse stock split whereby the Reporting Person's shares were reduced to 958,082.

[b] The number of Warrants decreased from 1,875,000 to 4,688 as a result of the May 2011 reverse stock split completed by the Issuer.

[c] The exercise price of the Warrants increased from $.10 per share to $40 per share as a result of the May 2011 reverse stock split completed by the Issuer.

-------------------                                                  -----------
CUSIP NO. 981402209                     13D                          PAGE 7 OF 8
-------------------                                                  -----------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 18, 2011


/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, L.L.C.+*
----------------------------
Coghill Capital Management, L.L.C.+*

/S/ CCM Qualified Master Fund, Ltd.*
----------------------------
CCM Qualified Master Fund, Ltd.*

-------------------                                                  -----------
CUSIP NO. 981402209                     13D                          PAGE 8 OF 8
-------------------                                                  -----------


Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the the undersigned agrees that this Schedule 13D dated August 18, 2011 and relating to the Common Stock of WORKSTREAM INC. (WSTMF) shall be filed on behalf of the undersigned.

     /s/ Clint D. Coghill+*                       August 18, 2011
--------------------------------        -----------------------------------
   Clint D. Coghill+*                                   Date
Signature of Reporting Person

Coghill Capital Management, L.L.C.+*
  By:/s/ Clint D. Coghill+*                       August 18, 2011
--------------------------------        -----------------------------------
   Clint D. Coghill+*                                   Date
   Managing Member

CCM Master Qualified Fund, Ltd.*
  By:/s/ Clint D. Coghill                         August 18, 2011
--------------------------------        -----------------------------------
   Clint D. Coghill                                     Date
           Director